Sapiens, IDIT and FIS Sign Definitive Agreement to Merge;
Merged Company to Become a Major Global Insurance Solutions Provider

•	Revenues of merged company expected to reach $100 million in 2012, doubling Sapiens' 2010 revenues
•	Merged company to have 70+ insurance customers worldwide
•	Merged company well positioned to win core-system replacements in the insurance industry
•	Merged company to become one of few vendors that offer comprehensive proven solution suites for Life & Annuity, Property & Casualty and Reinsurance, globally

Rehovot, Israel – July 21, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the insurance industry, announced today that it has signed a definitive agreement to acquire FIS Software Ltd. and IDIT I.D.I. Technologies Ltd., both providers of software solutions for the insurance industry.

The merged company will become one of the major players in the global insurance software industry and expects to reach $100 million in revenues in 2012. The merged company is also expected to expand its market reach and global presence with the addition of dozens of insurance customers, and the enhancement of the portfolio of insurance software solutions.

FIS Software offers a comprehensive enterprise level solution for Life, Pension and Annuity providers, with a global client base across North America, Europe, and Asia Pacific.  IDIT I.D.I. Technologies offers a full suite of a single end-to-end component-based integrated solution for the Property and Casualty (General Insurance) market, with a focus on Europe, Australia and Asia Pacific.  Both companies are top ranked by industry analysts and customers for their products and services.

In response to this announcement, Ms. Catherine Stagg-Macy, Senior Vice President, European Insurance at Celent, a global analyst firm, said: "This transaction highlights the fact that the insurance software and services market is evolving and growing, and vendors like Sapiens are investing to find new ways to bring value to their clients."

“The transaction should provide all three companies with significant benefits, including a larger customer base, shared technology and R&D, and a larger pool of professional services resources. There are many synergies to be gained in this transaction" said Chad Hersh, a partner of insurance practice in Novarica, a US-Based insurance analyst firm.

“Following consummation of this transaction, Sapiens will become a major player in the global insurance software market”, said Mr. Roni Al-Dor, Sapiens' CEO and President. “Together, we will have more than 70 insurance customers worldwide, including Fortune 500 companies.   Our combined customer base will enjoy the value of a rich product portfolio of best-in-class insurance software solutions, and a very experienced team”.

“The transaction with FIS and IDIT is another key milestone in our strategy,  which  we expect to get us to  $100 million of revenues in 2012 and lead us to growth with stronger product offerings and a larger customer base in this rapidly evolving market.”, Mr. Al-Dor concluded.

“This is an important step in our growth strategy. IDIT’s market leading software suite will now enjoy additional bandwidth of industry skills and implementation capabilities together with strong complimentary insurance product offerings.” said Mr. Yoel Amir, CEO of IDIT I.D.I. Technologies. “I am confident that this move will further foster our undisputed commitment to providing significant competitive advantages to our customers and to the insurance industry.”

“We are confident that the combined assets and core competencies, together with the broad range of solutions, the range of professional skills and the financial stability that the transaction creates, will advance our journey toward achieving our vision of being the world leader in our marketplace” said Mr. Shay Alon, CEO of FIS. “We believe that the combination of the three companies’ businesses will allow us to contribute even greater added value to our customers and expedite our global reach”.

As consideration in the transaction, Sapiens will issue a total of 17.5 million common shares and warrants to purchase 1 million common shares, in addition to a payment of $6.75 million in cash.  Completion of the transaction is subject to the satisfaction of customary closing conditions.  The parties may refrain from completing the transaction if the price of the Sapiens common shares at the closing is below a certain agreed upon price.  The transaction is anticipated to be completed within 45 days.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Matters set forth in this release that are forward-looking statements are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Investor Contact	Media Contact
Roni Giladi, CFO	Osnat Segev-Harel, CMO
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
IR@sapiens.com	osnat.se@sapiens.com